UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TRIUS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89685K100

(CUSIP Number)

Thomas J. DesRosier

Senior Vice President, Chief Legal Officer, General Counsel and Secretary

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, MA 02421

(781) 860-8660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Paul M. Kinsella

Christopher D. Comeau

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

July 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89685K100		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cubist Pharmaceuticals, Inc. 22-3192085

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 14,287,709 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 14,287,709 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,287,709 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.5% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)         Represents 10,640,566 shares of Trius Common Stock (as defined in Item 1) and 3,647,143 shares of Trius Common Stock issuable upon exercise of outstanding options held by officers, directors and their stockholder affiliates of Trius Therapeutics, Inc. (“Trius”) who entered into Tender and Voting Agreements dated July 30, 2013 with Cubist Pharmaceuticals, Inc. (“Cubist”) and its wholly owned subsidiary BRGO Corporation (“Purchaser”). Pursuant to the Tender and Voting Agreements, such stockholders must tender their shares of Trius Common Stock to Purchaser in the Offer (as defined in Item 3) and vote their shares in favor of adopting the Merger Agreement (as defined in Item 3) and related matters, and such stockholders granted Cubist and Purchaser an irrevocable proxy. For purposes of this Schedule 13D, it is assumed that the Offer

(2)         See Item 5.

CUSIP No. 89685K100		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BRGO Corporation 46-3355449

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 14,287,709 (3)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 14,287,709 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,287,709 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.5% (4)

14.	Type of Reporting Person (See Instructions) CO

(3)         10,640,566 shares of Trius Common Stock of outstanding and 3,647,143 shares of Trius Common Stock issuable upon exercise of outstanding options held by officers, directors and their stockholder affiliates of Trius who entered into Tender and Voting Agreements dated July 30, 2013 with Cubist and Purchaser. Pursuant to the Tender and Voting Agreements, such stockholders must tender their shares of Trius Common Stock to Purchaser in the Offer and vote their shares in favor of adopting the Merger Agreement and related matters, and such stockholders granted Cubist and Purchaser an irrevocable proxy. For purposes of this Schedule 13D, it is assumed that the Offer will be consummated within 60 days of the date of this filing, at which time all outstanding options subject to Tender and Voting Agreements will be exercisable.

(4)         See Item 5.

ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Trius Common Stock”) of Trius Therapeutics, Inc. (“Trius”), a Delaware corporation. The principal executive offices of Trius are located at 6310 Nancy Ridge Drive, Suite 105, San Diego, CA 92121.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is being jointly filed by Cubist Pharmaceuticals, Inc. and BRGO Corporation (the “Reporting Persons”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Act”). Set forth below is certain information with respect to each Reporting Person.

Cubist Pharmaceuticals, Inc.

Cubist Pharmaceuticals, Inc. (“Cubist”) is a Delaware corporation with its principal executive offices located at 65 Hayden Avenue, Lexington, Massachusetts 02421. Cubist is a biopharmaceutical company focused on the research, development and commercialization of pharmaceutical products that address unmet medical needs in the acute care environment.

To the best of Cubist’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Cubist:

(1)         name;

(2)         business address;

(3)         present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)         citizenship.

During the last five years, neither Cubist nor, to the best of its knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

BRGO Corporation (“Purchaser”)

Purchaser, a Delaware corporation, is a direct wholly-owned subsidiary of Cubist and has not conducted any business other than in respect to the potential acquisition of all outstanding capital stock of Trius. Purchaser’s principal place of business and principal office is 65 Hayden Avenue, Lexington, Massachusetts 02421.

To the best of Purchaser’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Purchaser:

(1)         name;

(2)         business address;

(3)         present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)         citizenship.

During the last five years, neither Purchaser nor, to the best of its knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 30, 2013, Cubist, Purchaser and Trius entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Trius Common Stock  (the “Shares”), at a price of $13.50, in cash (the “Closing Amount”), for each Share, plus one non-transferable contingent value right (“CVR”) to receive up to $2.00, in cash, if specified sales milestones are achieved in agreed upon time periods (the Closing Amount plus one CVR, or any such higher consideration per Share that may be paid pursuant to the Offer, is referred to herein as the “Offer Price”), less any applicable withholding taxes and without interest, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement. After consummation of the Offer, Purchaser will merge with and into Trius (the “Merger”), whereupon Purchaser’s separate corporate existence will cease and Trius will continue as the surviving corporation and as a wholly-owned subsidiary of Cubist.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Cubist and Purchaser entered into Tender and Voting Agreements (the “Tender and Voting Agreements”), dated as of the date of the Merger Agreement, with the officers, directors and their stockholder affiliates (collectively, the “Stockholders”) listed on Schedule II hereto, pursuant to which each Stockholder will tender into the Offer all Shares beneficially held by them.

Pursuant to the Tender and Voting Agreements, each Stockholder has irrevocably appointed Cubist as proxy to vote the Shares to which a Stockholder has voting power and which are held in such Stockholder’s name, place and stead, at any annual, special or other meeting or action of the stockholders of Trius, as applicable, or at any adjournment thereof, whether before or after the Purchaser first accepts any Shares for payment pursuant to the Offer, solely for the adoption of the Merger Agreement and the approval of the Merger and against any Acquisition Proposal (as defined in the Merger Agreement).

Shared dispositive power with respect to Shares beneficially owned by the Stockholders may be deemed to have been acquired through execution of the Tender and Voting Agreements. Cubist has not expended any funds in connection with the execution of the Tender and Voting Agreements, except for the transaction expenses (funded by Cubist’s working capital) otherwise to be incurred in connection with the Offer and the Merger.

Cubist and Purchaser estimate, based on the information provided by Trius, that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger could be up to approximately $818 million, which consists of approximately $707 million in Closing Amounts in respect of the Shares and up to approximately $111 million in payments pursuant to the CVRs.

A copy of the Merger Agreement is attached as Exhibit 2 to this Schedule 13D. The form of Tender and Voting Agreement is attached hereto as Exhibit 3 to this Schedule 13D. References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender and Voting Agreement included as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and which are incorporated herein in their entirety by this reference. The information set forth and/or incorporated by reference in Item 6 is hereby incorporated by reference into this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The purpose of entering into the Merger Agreement and the Tender and Voting Agreements, and the purpose of the Offer, is to enable Cubist and Purchaser to acquire control of, and ultimately the entire equity interest in, Trius. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) that number of Shares which represents at least a majority of the then issued and outstanding Shares (on a fully-diluted basis), and the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. Subject to the terms of the Merger Agreement and applicable law, Purchaser reserves the right to withdraw the Offer and to not take up and pay for any Shares deposited in the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by Cubist or Purchaser at or prior to the expiration of the Offer.

Pursuant to the Merger Agreement, Trius has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase at a price per Share equal to the greater of (i) the last reported sale price of a Share on The NASDAQ Global Market on the last trading day prior to the date on which the Top-Up Option is exercised and (ii) the Closing Amount, that number of newly issued Shares (the “Top-Up Shares”) so that, when added to the number of Shares owned by Purchaser prior to the exercise of the Top-Up Option, Purchaser will own at least 90% of the outstanding Shares entitled to vote on the Merger after the issuance of the Top-Up Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered); provided that the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option. Purchaser may exercise the Top-Up Option only once, at any time following the time at which Purchaser first accepts any Shares for payment pursuant to the Offer. Purchaser’s right to exercise the Top-Up Option is subject to the conditions that no provision of any applicable law and no applicable order or injunction or other judgment will prohibit the delivery of the Top-Up Shares. The purpose of this provision is to facilitate a short-form merger following completion of the Offer. The Top-Up Option will terminate concurrently with the earlier of (x) consummation of the Merger and (y) the termination or expiration of the Merger Agreement in accordance with its terms.

If the conditions of the Offer are satisfied or waived and Purchaser accepts, and pays for any Shares validly deposited under the Offer, Purchaser intends to acquire any Shares not deposited under the Offer through a merger under Delaware General Corporation Law, or through a subsequent offering period, in each case for consideration per Share equal to the Offer Price. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Shares acquired pursuant to the Offer. Although Purchaser intends to effect such a transaction generally on the terms described in the Offer to Purchase, it is possible that such a transaction may be delayed or abandoned or may be proposed on different terms.

The Merger Agreement provides that, upon the first acceptance for payment pursuant to the Offer of Shares, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors on Trius’s board of directors as will give Purchaser, subject to compliance with Section 14(f) of the Act, representation on Trius’s board of directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (x) the total number of directors on Trius’s board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that such number of Shares so purchased bears to the total number of then-outstanding Shares on a fully-diluted basis, and the Company will, upon request by Purchaser, promptly increase the size of Trius’s board of directors or use commercially reasonable efforts to seek the resignations of such number of directors as is necessary to provide Purchaser with such level of representation.  Subject to the applicable requirements of The Nasdaq Global Market, the Company will also use commercially reasonable efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of Trius’s board of directors as the percentage of the entire Trius board of directors represented by individuals designated by Purchaser.

The Merger Agreement provides that, except as required in the Merger Agreement, required by law, consented to in writing by Cubist or specifically disclosed in the Company Disclosure Schedule (as defined in the Merger Agreement), during the period from the date of the Merger Agreement until the earlier of the Merger or the termination of the Merger Agreement pursuant to its terms, Trius will conduct its business and operations in all material respects in the ordinary course of business consistent with past practice.  In addition, Trius will use commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain its relations and good will with all material suppliers, material customers, governmental bodies and other material business relations. In addition, during the same period, Trius will be subject to certain customary covenants that will prohibit it from taking certain actions (except as required in the Merger Agreement, required by law, consented to in writing by Cubist or specifically disclosed in in the Company Disclosure Schedule). Following completion of the Offer and the Merger, the Reporting Persons intend to operate the Trius business through one or more subsidiaries of Cubist under the direction of Cubist’s management. The Reporting Persons intend to continue to review the business, operations, capitalization and management of Trius. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

If permitted by applicable law, subsequent to the completion of the Offer and a short-form merger or any subsequent offering period, if necessary, the Reporting Persons intend to delist the Shares from The Nasdaq Global Market.

Except as otherwise set forth in this Schedule 13D (including any information incorporated by reference), the Reporting Persons have no present plans or proposals which relate to or would result in:

a)             The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b)             An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)              A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)             Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)              Any material change in the present capitalization or dividend policy of the issuer;

f)               Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g)              Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)             Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)                 A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)                Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

The beneficial ownership percentages described in this Schedule 13D are based on 51,915,557 Shares deemed to be outstanding as of August 1, 2013, calculated as the sum of (i) 48,268,557 Shares outstanding at the close of business on August 1, 2013, as represented by Trius in its Form 10-Q for the quarterly period ended June 30, 2013 and (ii) an aggregate of 3,647,143Shares issuable upon the exercise of options held by the Stockholders that are currently exercisable or exercisable within 60 days, assuming that the Offer will be consummated within 60 days of the date of this filing, at which time all outstanding options subject to Tender and Voting Agreements will be exercisable.

(a)                                 As of the date hereof, the Reporting Persons own no Shares. For purposes of Rule 13d-3 under the Act, however, as a result of entering into the Tender and Voting Agreement, the Reporting Persons may be deemed to possess beneficial ownership of an aggregate of 14,287,709 Shares, representing approximately 27.5% of the Shares outstanding as of August 1, 2013.

Except as set forth in this Schedule 13D, (1) to the best of Cubist’s knowledge as of the date hereof, neither Cubist nor any of its directors and executive officers named in Schedule I hereto owns any Shares, and (2) to the best of Purchaser’s knowledge as of the date hereof, neither Purchaser nor any of its directors and executive officers named in Schedule I hereto owns any Shares.

(b)                                 Prior to July 30, 2013, none of the Reporting Persons owned or was the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Act) of any Shares. Upon execution of the Tender and Voting Agreement, the Reporting Persons may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Act) of the Shares, because pursuant to the Tender and Voting Agreement, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of 14,287,709 the Shares, representing approximately 27.5% , based on 48,268,557 Shares outstanding as of August 1, 2013.

c)                                      Except for the transactions described herein, (1) to the best of Cubist’s knowledge as of the date hereof, neither Cubist nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days, and (2) to the best of Purchaser’s knowledge as of the date hereof, neither Purchaser nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days.

d)                                     Other than the Stockholders identified in Item 3 party to the Tender and Voting Agreement in the form of Exhibit 3 to this Schedule 13D and incorporated herein by reference, (1) to the best of Cubist’s knowledge as of the date hereof, neither Cubist nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Cubist, and (2) to the best of Purchaser’s knowledge as of the date hereof, neither Purchaser nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

As described in Item 3, on July 30, 2013, Cubist and Purchaser entered into the Tender and Voting Agreements with Stockholders. During the term of the Tender and Voting Agreements, except as otherwise provided therein, each Stockholder agreed not to: (A) directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Shares beneficially owned by the Stockholder, or agree to do any of the foregoing; or (B) take any action which would have the effect of preventing or disabling the Stockholder from performing their obligations under the applicable Tender and Voting Agreement.

Except for the agreements described above, to the knowledge of Cubist and Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Trius, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender and Voting Agreement included as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and which are incorporated herein in their entirety by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Joint Filing Agreement, between Cubist Pharmaceuticals, Inc. and BRGO Corporation, dated August 9, 2013.

2

Agreement and Plan of Merger, by and among Cubist Pharmaceuticals, Inc., BRGO Corporation and Trius Therapeutics, Inc., dated July 30, 2013 (incorporated herein by reference to Exhibit 2.1 to Cubist’s Current Report on Form 8-K filed on August 1, 2013).

3

Form of Tender and Voting Agreement, dated as of July 30, 2013, by and between Cubist Pharmaceuticals, Inc., BRGO Corporation and the directors, officers and certain stockholders of Trius Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.2 to Cubist’s Current Report on Form 8-K filed on August 1, 2013).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 9, 2013

CUBIST PHARMACEUTICALS, INC.

By:	/s/ Thomas J. DesRosier
Nam:	Thomas J. DesRosier
Title:	Senior Vice President, Chief Legal Officer, General Counsel and Secretary

BRGO CORPORATION

By:	/s/ Thomas J. DesRosier
Nam:	Thomas J. DesRosier
Title:	Secretary